                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under The Securities Exchange Act of 1934
                               (Amendment No. 2)*

                          PREMIERE RADIO NETWORKS, INC.
                          -----------------------------
                                (Name of Issuer)

                  (i) Common Stock, par $0.01 value per share;
                      ---------------------------------------
              (ii) Class A Common Stock, par $0.01 value per share
                   -----------------------------------------------
                         (Title of Class of Securities)

                        (i) 740906 20 1; (ii) 740906 10 2
                        ---------------------------------
                                 (CUSIP Number)

                              Gary N. Jacobs, Esq.
         Christensen, Miller, Fink, Jacobs, Glaser, Weil & Shapiro, LLP
           2121 Avenue of The Stars, Suite 1800, Los Angeles, CA 90067
           -----------------------------------------------------------
                            Telephone (310) 553-3000
                            ------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 7, 1997
                                  -------------
             (Date of Event Which Requires Filing Of This Statement)

If the Filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

                        (Continued on following page(s))


                              Page 1 of  9  Pages
                                        ---

CUSIP No. 740906 20                   13D                 Page  2  of  9  Pages
          ---------                                            ---    ---
1

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     ARCHON COMMUNICATIONS INC.
     IRS No. 95-4523968
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC;OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)       / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               1,821,500 (See Item 5(a)-(b), footnotes
  by Each Reporting               (2), (4).)
     Person With              --------------------------------------------------
                              (8) Shared Voting Power
                                  -0-(See Item 5(a)-(b), footnote (4).)
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  1,821,500 shares
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     2,321,500 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
          /x/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     44.9%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No. 740906 10                   13D                 Page  3  of  9  Pages
          ---------                                            ---    ---
2

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     ARCHON COMMUNICATIONS INC.
     IRS No. 95-4523968
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /x/
-------------------------------------------------------------------------------
 (3) SEC Use Only




-------------------------------------------------------------------------------
 (4) Source of Funds*

     OO
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)       / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
     Delaware
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially Owned               930,750 shares (See Item 5(a)-(b), footnotes
  by Each Reporting               (5), (7).)
     Person With              --------------------------------------------------
                              (8) Shared Voting Power
                                  -0-(See Item 5(a)-(b), footnote (7).)
                             --------------------------------------------------
                              (9) Sole Dispositive Power
                                  1,180,750 shares
                             --------------------------------------------------
                             (10) Shared Dispositive Power
                                  -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     1,180,750 shares
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*
          /x/
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
     23.5%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*
     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!


*SEE INSTRUCTIONS BEFORE FILLING OUT!

     Reference is hereby made to that certain Schedule 13D, dated August 7, 1995, filed by Archon Communications Inc., a Delaware corporation ("Archon"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of Premiere Radio Networks, Inc., a Delaware corporation (the "Issuer"), and that certain Amendment No. 1 to Schedule 13D, dated April 1, 1996, filed by Archon with respect to the Common Stock and the Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of the Issuer, referred to collectively herein as the "Schedule." Unless otherwise indicated herein, the information contained in the Schedule remains unchanged. The
Schedule is hereby amended as follows:



Item 4.   PURPOSE OF TRANSACTION.

     Item 4 of the Schedule is hereby amended by adding the following:

     Archon and the Issuer entered into that certain Commitment Agreement (the "Commitment Agreement") dated as of July 28, 1995, which is attached as EXHIBIT 4 to the Schedule and incorporated herein by this reference. Archon's commitment to purchase debentures of the Issuer as provided therein expired on October 28, 1996. Pursuant to the terms of the Commitment Agreement (and after giving effect to a one-for-two stock dividend (the "Stock Dividend") occurring on April 1, 1996 and payable in shares of Class A Common Stock), Archon received Class A Warrants (as defined in the Commitment Agreement) to purchase 707,000 shares of Common Stock and Class A Warrants to purchase 353,500 shares of Class A Common Stock. Such warrants are presently exercisable.

     Archon and the Issuer entered into that certain Securities Purchase Agreement (the "Purchase Agreement") dated as of January 17, 1995, which is attached as EXHIBIT 2 to the Schedule and incorporated herein by this reference. Pursuant to the Purchase Agreement, Archon purchased, among other securities, Class B Warrants (as defined in the Purchase Agreement) which, after giving effect to the Stock Dividend, entitle Archon to purchase 814,500 shares of Common Stock and 407,250 shares of Class A Common Stock. As a result of the expiration of the Commitment Agreement, all of the Class B Warrants are presently exercisable.

     On April 7, 1997 the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Jacor Communications, Inc. ("JCI"), Jacor Communications Company ("JCC"), and PRN Holding Acquisition Corp. ("PRN") pursuant to which, among other things, the Issuer will be merged with PRN, with the Issuer as the surviving corporation (the "Merger"). In the Merger, the Common Stock and Class A Common Stock will be converted into cash and common stock of JCI. In order to facilitate the transactions contemplated by the Merger Agreement Archon entered into that certain Shareholders Agreement dated April 7, 1997 (the "Shareholders Agreement"), a copy of which is attached hereto as EXHIBIT 14 and incorporated herein by reference. Pursuant to the Shareholders Agreement, among other things, Archon (i) approved, adopted and consented to the Merger Agreement and the transactions contemplated thereby,
(ii) agreed not to take certain actions which would make it more difficult to consummate the transactions contemplated by the Merger Agreement, (iii) granted to JCI and JCC an irrevocable proxy to vote the shares of Common Stock and Class A Common Stock in any vote to consummate the transactions contemplated by the Merger Agreement, and (iv) agreed not to dispose of any shares of Common Stock or Class A Common Stock.

     In addition, on April 7, 1997 the shareholders of Archon entered into a Stock Purchase Agreement with JCI and JCC pursuant to which, among other things, such shareholders agreed to sell all shares of common stock and common stock equivalents of Archon owned by them to JCC. A copy of such Stock Purchase Agreement is attached hereto as EXHIBIT 15 and incorporated herein by reference. The sale of such shares is to be consummated immediately prior to the consummations of the transactions contemplated by the Merger Agreement.


                               PAGE 4 OF  9  PAGES
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

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 of the Schedule is hereby amended and restated as follows:

     (a) - (b) The following table sets forth the information with respect to shares of Common Stock and Class A Common Stock beneficially owned by each person or entity named in Item 2 of this Schedule as of April 7, 1997. Unless otherwise indicated, each person or entity listed has sole voting and investment power with respect to the shares it holds.

                                                                                  NUMBER OF              PERCENT OF
                                                         PERCENT OF               SHARES OF              CLASS A
                            NUMBER OF SHARES             COMMON STOCK             CLASS A                COMMON STOCK
 NAME                       OF COMMON STOCK              OUTSTANDING(1)           COMMON STOCK           OUTSTANDING(1)
 ----                       ---------------              --------------           ------------           --------------
 ARCHON                     2,692,878(2)(3)(4)           52.0%                    1,366,439(5)(6)(7)     27.1%
 COMMUNICATIONS INC.

 ROBERT M. FELL             0                            0                        52,500(8)              1.2%

 KENIN M. SPIVAK            0                            0                        52,500(8)              1.2%


(1) Based upon 3,654,121 shares of Common Stock and 4,256,794 shares of Class A Common Stock represented by the Issuer to be outstanding on April 7, 1997.

(2) Includes 1,521,500 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days of the date hereof.

(3) Includes 371,378 shares of Common Stock as to which Archon has been appointed as proxy and as to which it disclaims beneficial ownership.

(4) Excludes 621,378 shares of Common Stock which are subject to the Voting Trust Agreement as to which Archon may acquire shared voting power under certain circumstances as set forth in the Voting Trust Agreement. Of the 2,692,878 shares of Common Stock set forth in the table above, 871,378 shares are subject to the Voting Trust Agreement and likewise may be subject to shared voting power under certain circumstances as set forth in the Voting Trust Agreement. See Item 6 of the Schedule which is incorporated herein by this reference.

(5) Includes 780,750 shares of Class A Common Stock issuable upon exercise of options and warrants exercisable within 60 days of the date hereof, including 20,000 shares of Class A Common Stock issuable upon exercise of options exercisable within 60 days which are held by an affiliate of Archon.

(6) Includes 185,689 shares of Class A Common Stock as to which Archon has been appointed as proxy and as to which it disclaims beneficial ownership.

(7) Excludes 310,689 shares of Class A Common Stock which are subject to the Voting Trust Agreement as to which Archon may acquire shared voting power under certain circumstances as set forth in the Voting Trust Agreement. Of the 1,366,439 shares of Common Stock set forth in the table above, 435,689 shares are subject to the Voting Trust Agreement and likewise may be subject to shared voting power under certain circumstances as set forth in the Voting Trust Agreement. See Item 6 of the Schedule which is incorporated herein by this reference.


                               PAGE 5 OF  9  PAGE
                                         ---

(8) Represents shares of Class A Common Stock issuable upon exercise of options and warrants exercisable within 60 days of the date thereof. Does not include 2,000 shares of Class A Common Stock issuable upon exercise of options within 60 days held by non-management employees of Archon.

     (c)  Item 4 of the Schedule is incorporated herein by this reference.

          In July 1995, the Issuer granted stock options and stock appreciation rights for the purchase of an aggregate of 60,000 shares of Class A Common Stock (as adjusted for the Issuer's one-for-two stock dividend in April 1996) to each of Messrs. Fell and Spivak under the Issuer's 1995 Stock Option Plan. In August 1995, the stock appreciation rights were exchanged for warrants to acquire Class A Common Stock. Options and warrants to purchase an aggregate of 52,500 shares of Class A Common Stock are presently exercisable by each of Messrs. Fell and Spivak. In addition, the Issuer granted to an affiliate of Archon options to purchase 60,000 shares of Class A Common Stock pursuant to its 1995 Stock Option Plan of which 20,000 options are exercisable within 60 days.

     (d) With respect to the 371,378 shares of Common Stock and the 185,689 shares of Class A Common Stock as to which Archon has been appointed proxy, the holders thereof have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares. Such holders are identified on Schedule 5(d) hereto which is incorporated herein by this reference.

     (e)  Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     On April 7, 1997 the Issuer entered into the Merger Agreement pursuant to which, among other things, the Issuer will be merged with PRN, with PRN as the surviving corporation. In the Merger, the Common Stock and Class A Common Stock will be converted into cash and Common Stock of JCI. In order to facilitate the transactions contemplated by the Merger Agreement, Archon entered into the Shareholders Agreement, pursuant to which, among other things, Archon
(i) approved, adopted and consented to the Merger Agreement and the transactions contemplated thereby, (ii) agreed not to take certain actions which would make it more difficult to consummate the transactions contemplated by the Merger Agreement, (iii) granted to JCI and JCC an irrevocable proxy to vote the shares of Common Stock and Class A Common Stock in any vote to consummate the transactions contemplated by the Merger Agreement, and (iv) agreed not to dispose of any shares of Common Stock or Class A Common Stock.

     In addition, on April 7, 1997 the shareholders of Archon entered into the Stock Purchase Agreement pursuant to which, among other things, such shareholders agreed to sell all shares of common stock and common stock equivalents of Archon owned by them to JCI. The sale of such shares is to be consummated immediately prior to the consummations of the transactions contemplated by the Merger Agreement.


                               PAGE 6 OF  9  PAGES
                                         ---

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     EXHIBIT NO.         DESCRIPTION
     -----------         -----------


         14 Shareholders Agreement dated April 7, 1997 among Archon and the other parties named therein

         15 Stock Purchase Agreement dated April 7, 1997 among JCI, JCC and the stockholders of Archon


                               PAGE 7 OF  9  PAGES
                                         ---

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 14, 1997

                              ARCHON COMMUNICATIONS INC.



                              By:         /s/
                                 ------------------------------
                              Name:  Kenin M. Spivak
                              Title: President and Co-Chief Executive Officer


                               PAGE 8 OF  9  PAGES
                                         ---

                                  SCHEDULE 5(d)
                                  -------------


                             NUMBER OF SHARES OF      NUMBER OF SHARES OF CLASS
                           COMMON STOCK COVERED BY    A COMMON STOCK COVERED BY
 NAME OF HOLDER              PROXIES TO ARCHON           PROXIES TO ARCHON
 --------------              -----------------           -----------------


 Timothy M. Kelly                     48,465                     24,232
 Kraig T. Kitchin                     30,353                     15,176
 Stephen C. Lehman                   200,344                    100,172
 Louise G. Palanker                   74,047                     37,024
 Harold S. Wrobel                     18,168                      9,084
                                    --------                   --------
                                     371,378                    185,689
                                    --------                   --------
                                    --------                   --------




                               PAGE 9 OF  9  PAGES
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